Exhibit 99.1

K Wave Media Founders Gift 10 percent of Total Shares Outstanding to Advance Financial Restructuring, Reduce Dilution, and Strengthen Balance Sheet

6.24 Million Shares and an Additional 1.55 Million Shares Lended Interest-Free

New York, NY / Seoul, Korea – October 16, 2025 - K Wave Media (Nasdaq: KWM), a Korean cultural innovation and digital asset company, today announced that certain of its key shareholders, including co-founders, signed a formal agreement to contribute 6.24 million of the Company’s ordinary shares to the Company’s treasury and lend, at no charge, an additional 1.55 million ordinary shares to be held in the Company’s treasury. The combined 7.79 million ordinary shares are worth approximately $25 million based on the market price of the shares as of October 15, 2025, and this decision is a rare occurrence in capital markets as KWM aims to reorganize its capital structure and strengthen its long-term growth foundation.

Key highlights include:

●	Zero dilution: The subject shares, including the 10% gifted and the additional 3% loaned share, are equivalent to approximately 13% of the total issued and outstanding shares, and approximately 25% of the current number of publicly traded shares (public float).
●	Strategic firepower: KWM plans to utilize the donated and loaned shares to increase its corporate value, including the K-IP STO (Security Token) platform, BTC purchases, strategic M&A, debt reduction, and for general working capital purposes.
●	Strengthens the balance sheet: The Company expects its EPS to improve, a reduction in overhang risk, and a stabilization in the price of its ordinary shares due to the reduction in the overall number of outstanding shares, and that this reduction will have a financial effect equivalent to the expansion of equity.

The company continues its financial restructuring following the confirmation of the recently announced Galaxy Digital (Nasdaq/TSX: GLXY) investment, and will accelerate the implementation of its core growth strategy, including the K-IP STO platform and BTC treasury plan. The platform is a new financial infrastructure designed to tokenize the profit rights of content IP, such as movies, dramas, music, and performances, allowing fans and investors worldwide to participate in the production stage and share in the profits. Through an automated settlement structure based on smart contracts, transparent and real-time profit distribution is enabled among creators, production companies, and investors. KWM’s strategy is to advance the value chain of the content industry to the level of the financial market through this approach.

KWM’s K-IP STO platform is one of the reasons Galaxy Digital completed its investment in the Company in September 2025. Galaxy Digital previously commented by stating, “Galaxy is excited to support KWM with institutional-grade asset management and strategic guidance as they build a model for what a digitally aligned, culturally connected public company can look like.”

“The market is likely to interpret this move as an example of KWM’s leadership proving its long- term growth vision and capital policy through action to reshape the company’s profit model simultaneously,” said Ted Kim, CEO of K Wave Media. “We are strengthening KWM’s capital strength and execution capabilities, and based on this, we will accelerate the global spread of the K-IP STO platform, accumulate more BTC, and pursue our M&A strategy.”

K Wave Media is an IP financial platform company that integrates all stages of planning, investment, production, distribution, and monetization of K-content IP. Through the K-IP STO platform, which combines K-content and digital finance, KWM is creating a new economic ecosystem where investors and fans worldwide can directly invest in K-content and share in its profits.

Kim added, “When the platform is fully operational, it will fundamentally change the profit structure and risk management system for entertainment companies, which will be a turning point for KWM’s fundamentals rather than a short-term event.”

About K Wave Media

K Wave Media (KWM) is a publicly listed entertainment and Bitcoin treasury company dedicated to creating, distributing, and monetizing high-quality content across multiple platforms. Since going public in 2025, KWM has focused on strategic growth initiatives, including investments in production houses, digital platforms, and digital asset treasury management.

Forward-Looking Statements:

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of KWM’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of KWM. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or KWM’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KWM does not presently know, or that KWM currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In addition, forward-looking statements reflect KWM’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of KWM described in KWM’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. KWM anticipates that subsequent events and developments will cause its assessments to change. However, while KWM may elect to update these forward-looking statements at some point in the future, KWM specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing KWM’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Investor Relations: info@kwavemedia.com

Evan Sneider: esneider@redroosterpr.com